# SEC Schedule 13D/A (Amendment No. 1) — Beneficial ownership report by holders of more than 5% of a class

Issuer: American Outdoor Brands, Inc., CIK 0001808997
CUSIP: 02875D109
Title of class of securities: Common Stock, par value $0.001 per share
Address of issuer's principal executive offices: 1800 NORTH ROUTE Z, SUITE A, COLUMBIA, Missouri (MO), 65202
Date of event which requires filing of this statement: 10/05/2026
Filed by CIK 0001580320
Persons authorized to receive notices and communications: ANDREW FREEDMAN, ESQ., OLSHAN FROME WOLOSKY LLP, 1325 Avenue of the Americas, New York, New York (NY), 10019, 212-451-2300

## Reporting persons
- ENGINE CAPITAL, L.P. (CIK 0001580320): type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); source of funds: working capital (WC); sole voting power 503,281; shared voting power 0; sole dispositive power 503,281; shared dispositive power 0; aggregate amount beneficially owned 503,281 (4% of the class)
- Engine Jet Capital, L.P. (CIK 0001580325): type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); source of funds: working capital (WC); sole voting power 42,043; shared voting power 0; sole dispositive power 42,043; shared dispositive power 0; aggregate amount beneficially owned 42,043 (0.3% of the class)
- Engine Capital Management, LP (CIK 0001665590): type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); source of funds: other (OO); sole voting power 545,324; shared voting power 0; sole dispositive power 545,324; shared dispositive power 0; aggregate amount beneficially owned 545,324 (4.3% of the class)
- Engine Capital Management GP, LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); source of funds: other (OO); sole voting power 545,324; shared voting power 0; sole dispositive power 545,324; shared dispositive power 0; aggregate amount beneficially owned 545,324 (4.3% of the class)
- Engine Investments, LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); source of funds: other (OO); sole voting power 545,324; shared voting power 0; sole dispositive power 545,324; shared dispositive power 0; aggregate amount beneficially owned 545,324 (4.3% of the class)
- Ajdler Arnaud (CIK 0001293424): type of reporting person: individual (IN); citizenship or place of organization: Belgium (C9); source of funds: other (OO); sole voting power 545,324; shared voting power 0; sole dispositive power 545,324; shared dispositive power 0; aggregate amount beneficially owned 545,324 (4.3% of the class)
- BRADLEY T. FAVREAU (CIK 0001673488): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); source of funds: personal funds (PF), other (OO); sole voting power 62,182; shared voting power 0; sole dispositive power 62,182; shared dispositive power 0; aggregate amount beneficially owned 62,182 (0.5% of the class)

## Item 1. Security and Issuer
Title of class of securities: Common Stock, par value $0.001 per share
Name of issuer: American Outdoor Brands, Inc.
Address of issuer's principal executive offices: 1800 NORTH ROUTE Z, SUITE A, COLUMBIA, Missouri (MO), 65202
Comment: The following constitutes Amendment No. 1 to the Schedule 13D filed by the undersigned ("Amendment No. 1"). This Amendment No. 1 amends the Schedule 13D as specifically set forth herein. Unless otherwise defined herein, all capitalized terms used herein shall have the meanings given to them in the Schedule 13D.

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration:
Item 3 is hereby amended and restated as follows:

The Shares purchased by each of Engine Capital and Engine Jet were purchased with working capital (which may, at any given time, include margin loans made by brokerage firms in the ordinary course of business). The aggregate purchase price of the 503,281 Shares beneficially owned by Engine Capital is approximately $6,261,880, including brokerage commissions. The aggregate purchase price of the 42,043 Shares beneficially owned by Engine Jet is approximately $527,910, including brokerage commissions.

Of the 62,182 Shares beneficially owned by Mr. Favreau, (i) 12,620 Shares were purchased with personal funds in open market purchases for an aggregate purchase price of $110,261, including brokerage commissions, and (ii) 54,266 RSUs were awarded to him for his service as a director of the Issuer, 49,562 of which have vested or will vest within 60 days of the date hereof. The remainder of Mr. Favreau's RSUs vest as described in Item 6 hereof.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
Item 5(a) is hereby amended and restated as follows:

The aggregate percentage of Shares reported owned by each person named herein is based upon 12,621,225 Shares outstanding as of August 31, 2026, which is the total number of Shares outstanding as reported in the Issuer's Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on September 3, 2026.

A. Engine Capital

As of the date hereof, Engine Capital directly owned 503,281 Shares. Percentage: Approximately 4.0%

B. Engine Jet

As of the date hereof, Engine Jet directly owned 42,043 Shares. Percentage: 0.3%

C. Engine Management

Engine Management, as the investment manager of each of Engine Capital and Engine Jet, may be deemed to beneficially own the 545,324 Shares owned in the aggregate by Engine Capital and Engine Jet. Percentage: Approximately 4.3%

D. Engine GP

Engine GP, as the general partner of Engine Management, may be deemed to beneficially own the 545,324 Shares owned in the aggregate by Engine Capital and Engine Jet. Percentage: Approximately 4.3%

E. Engine Investments

Engine Investments, as the general partner of each of Engine Capital and Engine Jet, may be deemed to beneficially own the 545,324 Shares owned in the aggregate by Engine Capital and Engine Jet. Percentage: Approximately 4.3%

F. Arnaud Ajdler

Mr. Ajdler, as the managing partner of Engine Management and the managing member of each of Engine GP and Engine Investments, may be deemed to beneficially own the 545,324 Shares owned in the aggregate by Engine Capital and Engine Jet. Percentage: Approximately 4.3%

G. Bradley T. Favreau

As of the date hereof, Mr. Favreau beneficially owned 62,182 Shares. Percentage: 0.5%

The filing of this Schedule 13D shall not be deemed an admission that the Reporting Persons are, for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended, the beneficial owners of any securities of the Issuer that he or it does not directly own. Each of the Reporting Persons specifically disclaims beneficial ownership of the securities reported herein that he or it does not directly own.
Number of shares as to which each person has sole or shared power to vote or dispose:
Item 5(b) is hereby amended and restated as follows:

A. Engine Capital
1. Sole power to vote or direct vote: 503,281
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 503,281
4. Shared power to dispose or direct the disposition: 0

B. Engine Jet
1. Sole power to vote or direct vote: 42,043
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 42,043
4. Shared power to dispose or direct the disposition: 0

C. Engine Management
1. Sole power to vote or direct vote: 545,324
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 545,324
4. Shared power to dispose or direct the disposition: 0

D. Engine GP
1. Sole power to vote or direct vote: 545,324
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 545,324
4. Shared power to dispose or direct the disposition: 0

E. Engine Investments
1. Sole power to vote or direct vote: 545,324
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 545,324
4. Shared power to dispose or direct the disposition: 0

F. Arnaud Ajdler
1. Sole power to vote or direct vote: 545,324
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 545,324
4. Shared power to dispose or direct the disposition: 0

G. Bradley T. Favreau
1. Sole power to vote or direct vote: 62,182
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 62,182
4. Shared power to dispose or direct the disposition: 0
Transactions in the class effected during the past sixty days:
Item 5(c) is hereby amended and restated as follows:

The transactions in the Shares by certain of the Reporting Persons during the past sixty days are set forth on Exhibit 1 attached hereto and are incorporated herein by reference.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class:
Item 5(e) is hereby amended and restated as follows:

As of October 5, 2026, the Reporting Persons ceased to beneficially own 5% or more of the Shares.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships:
Item 6 is hereby amended to add the following:

On September 28, 2026, Mr. Favreau was awarded 6,272 RSUs, 1/12th of which shall vest on the last day of each month following the date of grant. Of the 6,272 RSUs, 1,568 have vested or will vest within 60 days of the date hereof.

As set forth in Mr. Favreau's Form 4 filings with respect to the Issuer, Mr. Favreau has received certain other awards in connection with his service as a director of the Issuer, all of which has vested.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits:
Item 7 is hereby amended to add the following exhibit:

1 - Transactions in Securities

## Signatures
- ENGINE CAPITAL, L.P.: /s/ Arnaud Ajdler, Arnaud Ajdler, Managing Member of Engine Investments, LLC, its General Partner (10/07/2026)
- Engine Jet Capital, L.P.: /s/ Arnaud Ajdler, Arnaud Ajdler, Managing Member of Engine Investments, LLC, its General Partner (10/07/2026)
- Engine Capital Management, LP: /s/ Arnaud Ajdler, Arnaud Ajdler, Managing Member of Engine Capital Management GP, LLC, its General Partner (10/07/2026)
- Engine Capital Management GP, LLC: /s/ Arnaud Ajdler, Arnaud Ajdler, Managing Member (10/07/2026)
- Engine Investments, LLC: /s/ Arnaud Ajdler, Arnaud Ajdler, Managing Member (10/07/2026)
- Ajdler Arnaud: /s/ Arnaud Ajdler, Arnaud Ajdler (10/07/2026)
- BRADLEY T. FAVREAU: /s/ Bradley T. Favreau, Bradley T. Favreau (10/07/2026)